Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended

Registration Statement No. 333-229882

Supplementing the Preliminary Prospectus Supplement, dated November 15, 2021

(To Prospectus dated February 26, 2019)

Zimmer Biomet Holdings, Inc.

Pricing Term Sheet

$850,000,000 1.450% Notes due 2024

$750,000,000 2.600% Notes due 2031

November 15, 2021

The information in this pricing term sheet (the “Pricing Term Sheet”) supplements the information in Zimmer Biomet Holdings, Inc.’s preliminary prospectus supplement, dated November 15, 2021 (the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Otherwise, this Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Preliminary Prospectus.

Issuer:	Zimmer Biomet Holdings, Inc. (the “Company”)

	2024 Notes	2031 Notes

Title of Securities:	$850,000,000 1.450% Notes due 2024 (the “2024 Notes”)	$750,000,000 2.600% Notes due 2031 (the “2031 Notes” and, together with the 2024 Notes, the “Notes”)

Principal Amount:	$850,000,000	$750,000,000

Price to Public:	100.000%	99.974%

Aggregate Gross Proceeds:	$850,000,000	$749,805,000

Underwriting Discount:	0.350%	0.650%

Aggregate Net Proceeds (before expenses):	$847,025,000	$744,930,000

Maturity Date:	November 22, 2024	November 24, 2031

Coupon:	1.450%	2.600%

Yield to Maturity:	1.450%	2.603%

Benchmark Treasury:	0.750% UST due November 15, 2024	1.375% UST due November 15, 2031

Benchmark Treasury Price; Yield:	99-20 5/8 / 0.870%	97-23 / 1.623%

Spread to Benchmark Treasury:	T + 58 basis points	T + 98 basis points

Interest Payment Dates:	Semi-annually in arrears on November 22 and May 22 of each year, commencing on May 22, 2022	Semi-annually in arrears on November 24 and May 24 of each year, commencing on May 24, 2022

Redemption Provisions:

The Company may redeem the 2024 Notes at its option, in whole or in part, at any time and from time to time, prior to November 22, 2022 (the “2024 Par Call Date”), at a redemption price equal to the greater of (i) 100% of the principal amount of the 2024 Notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest (excluding any accrued interest), assuming, for this purpose, that such 2024 Notes mature on the 2024 Par Call Date, on the 2024 Notes being redeemed discounted at the treasury rate plus 10 basis points, plus accrued and unpaid interest on such 2024 Notes to, but excluding, the redemption date.

The Company may redeem the 2024 Notes at its option, in whole or in part, at any time or from time to time on or after the 2024 Par Call Date, at a redemption price equal to 100% of the principal amount of the 2024 Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

The Company may redeem the 2031 Notes at its option, in whole or in part, at any time and from time to time, prior to August 24, 2031 (the “2031 Par Call Date”), at a redemption price equal to the greater of (i) 100% of the principal amount of the 2031 Notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest (excluding any accrued interest), assuming, for this purpose, that such 2031 Notes mature on the 2031 Par Call Date, on the 2031 Notes being redeemed discounted at the treasury rate plus 15 basis points, plus accrued and unpaid interest on such 2031 Notes to, but excluding, the redemption date.

The Company may redeem the 2031 Notes at its option, in whole or in part, at any time or from time to time on or after the 2031 Par Call Date, at a redemption price equal to 100% of the principal amount of the 2031 Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Repurchase at the Option of Holders upon a Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs with respect to the 2024 Notes, the Company will be required to offer to repurchase the 2024 Notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest on the 2024 Notes to be repurchased to the date of repurchase, unless the 2024 Notes have been previously redeemed or called for redemption.	If a Change of Control Repurchase Event occurs with respect to the 2031 Notes, the Company will be required to offer to repurchase the 2031 Notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest on the 2031 Notes to be repurchased to the date of repurchase, unless the 2031 Notes have been previously redeemed or called for redemption.

CUSIP:	98956P AU6	98956P AV4

ISIN:	US98956PAU66	US98956PAV40

Ratings*:	Baa3 (Stable) / BBB (Stable) / BBB (Stable)

Trade Date:	November 15, 2021

Settlement Date**:	November 24, 2021 (T+7)

Joint Global Coordinators and Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC

Joint Book-Running Managers:

BNP Paribas Securities Corp.

BofA Securities, Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

DNB Markets, Inc.

HSBC Securities (USA) Inc.

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

Senior Co-Managers:	Credit Suisse Securities (USA) LLC TD Securities (USA) LLC UniCredit Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Academy Securities, Inc. DZ Financial Markets LLC Loop Capital Markets LLC R. Seelaus & Co., LLC Siebert Williams Shank & Co., LLC

Form of Notes:	Global notes deposited with The Depository Trust Company

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time. Each rating should be evaluated independently of any other rating.

**Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the delivery of the Notes will be required to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes prior to their date of delivery hereunder should consult their own advisors.

This Pricing Term Sheet supplements the Preliminary Prospectus issued by the Company on November 15, 2021 relating to its prospectus dated February 26, 2019, Registration Statement No. 333-229882.

The Company has filed a registration statement (including a base prospectus) and the Preliminary Prospectus with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus, the accompanying base prospectus in that registration statement, this Pricing Term Sheet and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus, the final prospectus supplement (when available) and the accompanying base prospectus if you request it by calling Barclays Capital Inc. at (888) 603-5847, Citigroup Global Markets Inc. at (800) 831-9146, Goldman Sachs & Co. LLC at (866) 471-2526, BNP Paribas Securities Corp. at (800) 854-5674 or BofA Securities, Inc. at (800) 294-1322.

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